575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

October 20, 2011

Via EDGAR and Federal Express

Ethan Horowitz Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Item 4.02 of Current Report on Form 8-K filed August 8, 2011 File No. 000-53529

Dear Mr. Horowitz,

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 8, 2011 (the “Comment Letter”) concerning Item 4.02 of the Current Report on Form 8-K which was filed with the Commission on August 8, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Form 8-K filed August 8, 2011

1.
We have considered your response to our prior comments regarding the nature of your financial statement presentation.  In addition to the financial statements for Guangzhou Tanke Industry Co., Ltd. (“Guangzhou Tanke”) for the fiscal years ended December 31, 2010 and 2009, we note that you have revised your filings to present financial statements for China Flying Development Ltd. (“China Flying”) for the fiscal years ended December 31, 2010 and 2009 and for the interim periods ended June 30, 2011 and 2010.  However, in order to provide the most meaningful financial presentation, it appears that the following comparative financial statements should be presented in your registration statement and related Exchange Act filings:

•	Audited financial statements for Guangzhou Tanke for the fiscal years ended December 31, 2010 and 2009;

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Ethan Horowitz
Securities and Exchange Commission
October 20, 2011

•
Financial statements for Tanke Biosciences Corporation (“Tanke Biosciences”) for the most recently completed interim period (i.e., the six month period ended June 30, 2011), reflecting the consolidated results of operations and cash flows of China Flying and its predecessor, Guangzhou Tanke, for the period prior to February 9, 2011 as a result of accounting for the share exchange agreement with Greyhound Commissary, Inc. (“Greyhound”) as a reverse acquisition;

•
Statements of operations and cash flows for Guangzhou Tanke, the predecessor of both China Flying and Tanke Biosciences, for the comparable interim period (i.e., the six month period ended June 30, 2010);

•	Management’s discussion and analysis of financial condition and results of operations for each period for which financial statements are provided; and
•	Pro forma statements of operations for the fiscal year ended December 31, 2010 and for the most recently completed interim period (i.e., the six month period ended June 30, 2011).

In this connection, please provide a footnote explaining the nature of your financial statement presentation (i.e., to show comparative financial information) in the context of the underlying series of transactions (i.e., the share exchange agreement with Greyhound, the contractual arrangements between Guangzhou Tanke and Guangzhou Kanghui Agricultural Technology Co., Ltd., and the call option agreement between the shareholders of Guangzhou Tanke and Wong Kwai Ho).

We are filing a new Current Report on Form 8-K, as well as amendments to the Current Report on Form 8-K originally filed with the Commission on February 10, 2011 (as amended by amendments thereto on Forms 8-K/A filed with the Commission on May 13, 2011 and August 15, 2011), Quarterly Report on Form 10-Q amending the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 originally filed with the Commission on May 20, 2011 (as amended by Amendment No. 1 thereto on Form 10-Q/A filed with the Commission on August 15, 2011) and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (collectively, the “Filings”), to incorporate the Staff’s comments and revise the disclosures therein as requested.

Under Reg. S-X 210.11-02 we do not believe that it is appropriate to file pro forma information for the period ended June 30, 2011, because we have reflected the transaction and its impact in our consolidated financial statements for the period ended June 30, 2011.

Ethan Horowitz
Securities and Exchange Commission
October 20, 2011

2.	We reissue prior comment three. Please provide a written statement by the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide the written statement under separate cover as requested.

[Signature page follows.]

Ethan Horowitz
Securities and Exchange Commission
October 20, 2011

If you have any additional questions regarding any of our responses or any of the Filings, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel

Evan L. Greebel, Esq.

cc:           Guixiong Qiu